July 9, 2018

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction
Ms. Kate McHale, Staff Attorney

Re:	Select Interior Concepts, Inc.
Registration Statement on Form S-1
CIK No. 0001723866

Dear Mr. Ingram:

Select Interior Concepts, Inc., a Delaware corporation (the “Company”), is publicly filing today via EDGAR the initial filing (the “Initial Filing”) of the above-referenced Registration Statement on Form S-1, including the exhibits indicated therein. We are providing to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) six (6) copies of the Initial Filing and the exhibits filed therewith, four (4) copies of which have been marked to show the changes from Amendment No. 2 to the Draft Registration Statement on Form S-1 confidentially submitted by the Company to the Commission on June 18, 2018 (“Amendment No. 2 to S-1 DRS”).

On behalf of the Company, this letter responds to the comments of the Staff with respect to Amendment No. 2 to S-1 DRS, as set forth in your letter dated June 27, 2018 addressed to Mr. Tyrone Johnson, Chief Executive Officer of the Company (the “Comment Letter”). The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment in boldfaced print. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2 to S-1 DRS, and page references in the Company’s responses refer to the Initial Filing.

The Company advises the Staff that the Draft Registration Statement on Form S-1 that the Company previously submitted to the Commission included two forms of prospectuses: (i) a prospectus (an “IPO Prospectus”) that was intended to be used in connection with the initial public offering (“IPO”) of the Company’s Class A common stock, par value $0.01 per share (“Class A Common Stock”), and (ii) a prospectus (the “Selling Stockholders Resale Prospectus”) to be used by selling stockholders of the Company for the resale of issued and outstanding shares of Class A Common Stock. However, the Company has decided to defer its IPO at this time based on a number of factors, including consultations with its advisors and largest stockholders, as the Company believes that an IPO is not currently in the best interests of the Company and its stockholders. As such, the Initial Filing does not include an IPO Prospectus, and instead only includes the Selling Stockholders Resale Prospectus.

U.S. Securities and Exchange Commission

July 9, 2018

Summary Historical and Pro Forma Consolidated Financial Information, page 16

Other Operating and Financial Information, page 17

1.	We note your response to comment 5, however, we continue to note several references to “non-recurring” in note (3) on page 18 even though the costs being adjusted were incurred in several periods. As previously requested, please do not refer to such adjustments as “non-recurring”.

The Company has revised the disclosure in “Summary—Summary Historical and Pro Forma Consolidated Financial Information—Other Operating and Financial Information—note (3) (pages 13-14) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” (page 59) as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

Results of Operations, page 72

2.	Please quantify the impact that the one-time liquidation of aged products had on revenue and gross profit margin during the current interim period.

The Company has included additional disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Three Months Ended March 31, 2018 Compared to Three Months Ended March 31, 2017—Gross Profit and Margin” (page 62) to quantify the impact that the one-time liquidation of aged product had on revenue and gross profit margin during the current interim period.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 568-3856 or William Wong at (310) 586-7858.

     Sincerely,

     /s/ Mark J. Kelson

     Mark J. Kelson, Esq.

cc:	Tyrone Johnson, Select Interior Concepts, Inc.
Kendall R. Hoyd, Select Interior Concepts, Inc.
William Wong, Esq., Greenberg Traurig, LLP